FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 14, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for November 14, 2005 and incorporated by reference herein is the Registrant’s immediate report dated November 14, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: November 14, 2005

BLUEPHOENIX SOLUTIONS REPORTS CONTINUED GROWTH IN FY2005 –
THIRD QUARTER AND NINE MONTHS RESULTS

▶	Sequentially Growing Revenues and Operating Results
▶	Steadily Increasing Pipeline and Backlog

Herzlia, Israel – November 14, 2005 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported its results for the third quarter and first nine months ending September 30, 2005.

BluePhoenix reported third quarter sales of $15.0 million, up 5% from $14.3 million in the third quarter of 2004. Revenues in the first and second quarters of 2005 were $14.1 million and $14.4 million, respectively.

EBITDA (earnings before interests, taxes, depreciation and amortization of intangible assets) for the third quarter was $2.8 million as compared to $2.1 million in the third quarter of 2004. Third quarter adjusted net income–excluding amortization of intangible assets, depreciation and noncash financial expenses mainly related to the convertible debentures–was $2.6 million, or $0.17 per share, as compared to $1.8 million, or $0.12 per share in the third quarter of 2004.

On a GAAP basis, operating income for the third quarter was $871,000, compared with $712,000 in the third quarter of 2004. Net income for the third quarter was $485,000, or $0.04 per share, as compared to $337,000, or $0.02 per share, in the third quarter of 2004.

For the nine months that ended on September 30, 2005, BluePhoenix reported sales of $43.5 million, up 2% from $42.6 million in the same period in the previous year. The Company reported a record EBITDA for the period of $7.0 million as compared to $5.6 million in the first nine months of 2004. First nine months adjusted net income–excluding amortization of intangible assets, depreciation and noncash financial expenses mainly related to the convertible debentures–was $6.3 million, or $0.42 per share, as compared to $5.7 million, or $0.39 per share in the first nine months of 2004.

On a GAAP basis, the operating income for the first nine months of 2005 was $2.4 million as compared to $2.7 million in the first nine months of 2004. Net income was $1.0 million as compared to $2.2 million respectively. The results of the first nine months of 2005 were affected by an increased rate of amortization of intangible assets as well as the rapid decrease of the euro currency versus the US dollar. The euro currency was devaluated by 9.8% in the nine months of 2005 as compared to 2.5% in the first nine months of 2004.

Arik Kilman, Chief Executive Officer of BluePhoenix Solutions, commented, “We are proud of the steadily improving results of our operations. As expected, our performance in the second half of 2005 is demonstrating the inherent strengths of our business strategy. These results represent the emerging ‘buds’ of our long-term investments in the technological and managerial ‘plants’. While increasing our sales efforts both directly and through strategic partners, we have also managed to significantly increase our operating efficiencies. Although we are simultaneously handling an increasing number of projects, we are controlling costs by the allocation of resources to our competence centers.”

“The IT Modernization market is growing as legacy applications and databases are rapidly becoming inadequate for their users needs. Leading market analysts report that the developers of older generation software are increasing their maintenance fees and even plan to cease that support in the near future. As a result, the need to update the systems becomes urgent. This trend is evidenced by an increasing number of deals that are in the process of being closed. Our solid infrastructure is ready to support the expected growth of our business organization while improving all measurable parameters of our results,” concluded Mr. Kilman.

Reconciliation of As-Adjusted Results:

	3 months ended			9 months ended
	2005			30 September
Thousand US $	March 31,	June 30,	Sep 30,	2004	2005

Operating Income	815	718	871	2,680	2,404

Amortization of intangible assets	937	1,187	1,641	1,886	3,765

Depreciation of fixed assets	307	270	299	1,035	876

EBITDA	2,059	2,175	2,811	5,601	7,045

Net Profit	309	186	485	2,214	980

Amortization of intangible assets	937	1,187	1,641	1,886	3,765

Depreciation of fixed assets	307	270	299	1,035	876

Debentures related financial expenses	278	211	179	592	668

Net Adjusted	1,831	1,854	2,604	5,727	6,289

Basic EPS	0.14	0.14	0.19	0.42	0.46

Diluted EPS	0.13	0.13	0.17	0.39	0.42

Conference Call Details:

Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer will discuss the Third Quarter results and will be available to answer questions.

The conference call will be held on:

Monday, November 14th, 2005 at 11:00 A.M. (EST).

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call:

In the US call: (800)-553-0318 Outside the US call: +1-(612)-332-0802

Callers should reference “BluePhoenix Solutions Third Quarter Results 2005” to the AT&T conference call operator.

An automated replay of the conference call will be available from November 14th 02:30 P.M. until November 16th at 11:59 P.M. (EST).

To access the replay, please call (USA) (800)-475-6701 (International) +1-(320)-365-3844 and enter the BluePhoenix Solution access code of 802051.

The automated replay can also be accessed at any time through our Web site, under the investor relations section.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY – News), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners’ property.
Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2005	December 31 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,319	$9,363
Marketable securities	--	177
Accounts receivable:
Trade	17,895	15,814
Other	2,431	2,567

Total current assets	28,645	27,921

INVESTMENTS	400	--

FIXED ASSETS
Cost	11,320	10,614
Less - accumulated depreciation	9,103	7,921

Total fixed assets	2,217	2,693

OTHER ASSETS, NET	64,849	60,268

Total assets	$96,111	$90,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	$13,233	$7,214
Accounts payable and accruals:
Trade	2,736	4,382
Deferred revenue	4,209	2,583
Other	7,261	7,385

Total current liabilities	27,439	21,564

LONG-TERM LIABILITIES:
Convertible debentures	4,269	5,149
Accrued severance pay, net	1,294	1,160
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	5,280	7,537

Total long-term liabilities	12,814	15,817

MINORITY INTEREST	4,910	4,870

SHAREHOLDERS' EQUITY	50,948	48,631

Total liabilities and shareholders' equity	$96,111	$90,882

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands,except per share amounts)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited		Unaudited

Revenues	$15,005	$14,333	$43,504	$42,643	$57,186

Cost of revenues	6,368	6,044	18,947	18,046	24,253

Gross profit	8,637	8,289	24,557	24,597	32,933

Software development costs, net	2,158	2,012	5,916	6,073	8,055

Selling, general and administrative expenses	5,309	5,225	15,361	14,809	19,981

	1,170	1,052	3,280	3,715	4,897

Depreciation	299	340	876	1,035	1,407

Operating income	871	712	2,404	2,680	3,490

Financial expenses, net	(290)	(369)	(1,521)	(928)	(882)

Other income, net	(10)	704	97	1,087	1,087

Income before taxes	571	1,047	980	2,839	3,695

Taxes on income	3	--	3	5	260

	568	1,047	977	2,834	3,435

Minority interest	(83)	(604)	3	(196)	(73)

Equity in losses of affiliated companies	--	(106)	--	(424)	(516)

Net income	485	337	980	2,214	2,846

Basic earnings per share	0.04	0.02	0.07	0.16	0.21

Diluted earnings per share	0.04	0.02	0.07	0.16	0.21

Common shares outstanding	13,579	13,525	13,568	13,519	13,523

Common shares assuming dilution	14,933	14,836	14,951	14,713	14,679